3B

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SECURITI 04017042 SSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65309

RECEIVED FEB 2 6 2004 187 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCM Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Flora Cheung 415-954-8283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue Los Angeles CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KS 3/24

OATH OR AFFIRMATION

I, Flora Cheung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCM Distributors LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance

Title

Notary Public

ELIZABETH LAXA ANONUEVO
Commission # 1374664
Notary Public - California
San Francisco County
My Comm. Expires Sep 14, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

RCM DISTRIBUTORS LLC

(SEC Identification No. 8-65309)

(Formerly known as Dresdner RCM Distributors LLC)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)
(Formerly known as Dresdner RCM Distributors LLC)

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors Report

The Managing Member
RCM Distributors LLC:

We have audited the accompanying statement of financial condition of RCM Distributors LLC (the Company) (formerly known as Dresdner RCM Distributors LLC) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of RCM Distributors LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2004

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)
(Formerly known as Dresdner RCM Distributors LLC)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	105,545
Prepaid expenses		5,556
Total assets	$	111,101
Liabilities and Member's Capital		
Payable to affiliates	$	50,706
Accrued expenses		25,266
Total liabilities		75,972
Member's capital		35,129
Total liabilities and member's capital	$	111,101

See accompanying notes to statement of financial condition.

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)
(Formerly known as Dresdner RCM Distributors LLC)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

RCM Distributors LLC (the Company) is a single member limited liability company wholly owned by RCM Capital Management LLC (RCM or the parent), which is a registered broker-dealer with the United States Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As a registered broker-dealer, the Company is approved to engage in the following types of business: (i) mutual fund retailer by subscription and (ii) private placement on a best effort basis.

Prior to January 1, 2003, the Company was known as Dresdner RCM Distributors LLC. The Company has no significant operations and relies on the Parent to support ongoing operations and meet its regulatory capital requirements.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution. The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepaid expense, payable to affiliate, and accrued expenses approximates fair value due to their short maturity.

(c) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(d) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, the member of the Company is required to include the Company's income or loss on its tax return.

(Continued)

(3) Net Capital

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $29,573 which was $24,509 in excess of its required net capital of $5,064. The Company's net capital ratio was 2.57 to 1.